May 29, 2015

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Via Sedar

NOTICE PURSUANT TO SUBSECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 (“NI 51-102”)
CONTINUOUS DISCLOSURE OBLIGATIONS

Pursuant to the requirements set out in subsection 11.3 of NI 51-102, the undersigned hereby gives notice of the results of voting from the May 27, 2015 Annual Meeting of Shareholders of Trillium Therapeutics Inc.

1.	Election of Directors

The shareholders of the Corporation voted to elect the following individuals as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, as follows:

Name	For	% For	Withheld	% Withheld
Luke Beshar	3,123,913	99.66	10,695	0.34
Henry Friesen	3,131,370	99.90	3,238	0.10
Robert Kirkman	2,874,070	91.69	260,538	8.31
Michael Moore	3,131,370	99.90	3,238	0.10
Thomas Reynolds	3,124,071	99.66	10,537	0.34
Niclas Stiernholm	3,131,370	99.90	3,238	0.10
Calvin Stiller	3,131,370	99.90	3,238	0.10

2.	Appointment of Auditors

The shareholders of the Corporation voted, on a show of hands, to appoint Ernst& Young LLP, Chartered Accountants, as the auditor of the Company until the close of business at the next annual general meeting of shareholders, at a remuneration to be fixed by the Directors.